SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Change in Shareholding Ownership

São Paulo, June 16, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), pursuant to article 12 of CVM Instruction 358/2002, as amended, the company hereby informs its shareholders and the market in general that it has received a notice from its shareholder Capital International Investors ("CII"), as an independent investment division of Capital Research and Management Company, a company established and incorporated in accordance with the laws of the United States of America, headquartered at 333 South Hope Street, Los Angeles, California 90071, United States of America, in its capacity as a holding company for investment management companies abroad, represented in Brazil by JP Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, enrolled in the CNPJ/ME under no. 33.851.205/0001-30, communicating that it has reduced its interest in preferred shares ("PN Shares") and American Depositary Receipts ("ADRs") representing PN Shares issued by Gol Linhas Aéreas Inteligentes S.A.

CII held 15,439,010 of the Company's PN Shares, corresponding to 5.21% of this type of share, and subsequently, as a result of the aforementioned operations, it now holds a total of 14,689,374 of the Company's PN Shares and ADRs, representing 4.95% of this type of share. This represents a minority investment that does not change the composition of the Company's control or management structure. The official notice is available at the following link: www.voegol.com.br/ir.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

COMUNICADO

Em cumprimento ao que estabelece o artigo 12, caput, da Instrução CVM nº 358, de 3.1.2002, conforme alterada, Capital International Investors ("CII"), na qualidade de divisão independente de investimentos da Capital Research and Management Company, sociedade constituída e existente de acordo com as leis dos Estados Unidos da América, com sede em 333, South Hope Street, Los Angeles, Califórnia 90071, Estados Unidos da América, na qualidade de holding de sociedades administradoras de investimento no exterior, tendo como representante legal no Brasil o J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, inscrito no CNPJ/ME sob o nº 33.851.205/0001-30, vem pela presente informar que reduziu a participação que administra em ações preferenciais ("Ações PN") e *American Depositary Receipts* ("ADRs") representativos de Ações PN de emissão da Gol Linhas Aéreas Inteligentes S.A., companhia aberta, inscrita no CNPJ/ME sob o nº 06.164.253/0001-87 ("Companhia").

CII administrava 15.439.010 Ações PN da Companhia, correspondentes a 5,21% dessa espécie de ação e, em decorrência das operações acima mencionadas, passou a administrar um total de 14.689.374 Ações PN e ADRs da Companhia, que representam 4,95% dessa espécie de ação. Trata-se de um investimento minoritário que não altera a composição do controle ou a estrutura administrativa da Companhia.

Presentemente, não há uma quantidade de ações da Companhia visada pela CII. Não há outros valores mobiliários e instrumentos financeiros derivativos referenciados em tais ações detidas, direta ou indiretamente, pela CII ou pessoa a ela ligada, nem qualquer acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia em que CII ou pessoa a ela ligada seja parte.

14 de junho de 2021

CAPITAL RESEARCH GLOBAL INVESTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer